UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box: ☐

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Section 240.14a-12

PHUNWARE, INC.
Name of registrant as specified in its charter)

Goldenwise Capital Group Limited GoldenFuture Capital Investment Ltd Richard (HUAKUN) Ding Mona (XUAN) Zhang
(Names of Persons Filing Proxy Statement if other than the Registrant)

(Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11f

2026 ANNUAL MEETING OF SHAREHOLDERS OF PHUNWARE, INC.

________________________________

AMENDMENT NO. 1 DATED NOVEMBER 3, 2026

TO THE PROXY STATEMENT DATED NOVEMBER 2, 2026 OF

GOLDENWISE CAPITAL GROUP LIMITED,

GOLDENFUTURE CAPITAL INVESTMENT LTD,

RICHARD (HUAKUN) DING AND MONA (XUAN) ZHANG

________________________________

This Amendment No. 1 (the "Amendment"), dated November 3, 2026, is being filed to clarify a matter in the definitive proxy statement on Schedule 14A (the "Proxy Statement") and the GOLD universal proxy card (the "Originally Filed Proxy Card"), filed by Goldenwise Capital Group Limited, GoldenFuture Capital Investment Ltd, Richard (Huakun) Ding and Mona (Xuan) Zhang (the "Goldenwise Parties") with the U.S. Securities & Exchange Commission (the "SEC") on November 2, 2026 in connection with their solicitation of proxies in connection with the 2026 Annual Meeting of Shareholders of Phunware, Inc. to be held on December 17, 2026 at 11:00 A.M. Eastern Time, including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof (collectively the "Annual Meeting").  The Annual Meeting will be held virtually at the following website: www.cesonlineservices.com/phun26_vm.

The first page of the Originally Filed Proxy Card contains a paragraph stating:

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL 1 OF THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" MONA (XUAN) ZHANG, BUT THIS PROXY WILL NOT BE VOTED ON ANY OTHER PROPOSAL. FOR PROPOSALS OTHER THANTHE ELECTION OF DIRECTORS (PROPOSALS 2, 3 AND 4), YOUR SHARES WILL BE VOTED ON THE GOLD CARD ONLY AS DIRECTED. IF NO DIRECTION IS PROVIDED ON MANAGEMENT PROPOSALS 2, 3 AND 4, YOUR SHARESWILL BE VOTED "ABSTAIN" ON PROPOSALS 2, 3 AND 4.

The underscored language is incorrect, as is made clear in the following sentence.  This paragraph in the Originally Filed Proxy Card is thus being amended to read:

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL 1 OF THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" MONA (XUAN) ZHANG.  FOR PROPOSALS OTHER THAN THE ELECTION OF DIRECTORS (PROPOSALS 2, 3 AND 4), YOUR SHARES WILL BE VOTED ON THE GOLD CARD ONLY AS DIRECTED. IF NO DIRECTION IS PROVIDED ON MANAGEMENT PROPOSALS 2, 3 AND 4, YOUR SHARES WILL BE VOTED "ABSTAIN" ON PROPOSALS 2, 3 AND 4.

The full text of the Originally Filed Proxy Card, as revised, is attached.

Except as specifically revised by the information contained herein, this Amendment does not modify, amend or otherwise affect any of the other information set forth in the Proxy Statement, nor does it change any of the proposals to be acted upon at the Annual Meeting, which are described in the Proxy Statement and the Company's proxy materials.

 This Amendment is being made prior to the distribution of the Goldenwise Parties' proxy materials and proxy card to shareholders, who should receive those materials with these changes incorporated in them.  To the extent that anyone may have read the Proxy Statement and Originally Filed Proxy Card, as filed on November 2, 2026, this Amendment should be read together with those materials.  In addition, from and after the date of this Amendment, any reference to the Goldenwise Parties' "Proxy Statement" shall be deemed to include the Proxy Statement as amended hereby. To the extent that information in this Amendment differs from or updates information contained in the Proxy Statement, the information in this Amendment replaces and supersedes any such information contained in the Proxy Statement.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of the Goldenwise Parties' proxy materials, please contact Saratoga Proxy Consulting LLC at the contact information listed below:

Saratoga Proxy Consulting LLC

520  8th Avenue, 14th Floor

New York, NY  10018

(212) 257-1311

(888) 368-0379  toll-free
info@saratogaproxy.com

Additional Information and Where to Find It

 Goldenwise Capital Group Limited, GoldenFuture Capital Investment Ltd, Richard (Huakun) Ding and Mona (Xuan) Zhang are the participants in the solicitation of proxies from shareholders of Phunware, Inc. in favor of Mr. Ding's nomination of Ms. Zhang for the Company's Board of Directors at the Annual Meeting. The Goldenwise Parties filed with the SEC a Proxy Statement and accompanying GOLD universal proxy card in connection with its solicitation of proxies from the stockholders of the Company for the Annual Meeting. ALL SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING GOLD UNIVERSAL PROXY CARD AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE GOLDENWISE PARTIES, AS THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE GOLDENWISE PARTIES, PARTICIPANTS IN THIS SOLICITATION, AND THEIR DIRECT OR INDIRECT INTERESTS IN THE COMPANY, BY SECURITY HOLDINGS OR OTHERWISE.  Investors and security holders may obtain copies of the Proxy Statement, GOLD universal proxy card and other documents filed with the SEC by the Goldenwise Parties free of charge through the website maintained by the SEC at http://www.sec.gov/ or by contacting Richard Ding, ding@gwisecapital.com,  8 The Green, Ste R, Dover, DE, 19901 (1) 416-558-0050

The Originally Filed Proxy Card is hereby amended to read as follows:

PHUNWARE, INC. 2026 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF

THE GOLDENWISE GROUP AND OTHER PARTICIPANTS

THE BOARD OF DIRECTORS OF PHUNWARE, INC.

IS NOT SOLICITING THIS PROXY.

The undersigned appoints Richard Ding, John Ferguson and Mike Coronato as attorneys and agents with full power of substitution to vote all shares of common stock of Phunware, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the fiscal year 2026 Annual Meeting of Stockholders of the Company scheduled to be held on  December 17, 2026 at 11:00 A.M. Eastern Time, including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof.  The Annual Meeting will be held virtually at the following website: www.cesonlineservices.com/phun26_vm.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Ding a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL 1 OF THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" MONA (XUAN) ZHANG.  FOR PROPOSALS OTHER THAN THE ELECTION OF DIRECTORS (PROPOSALS  2,  3 AND 4), YOUR SHARES WILL BE VOTED ON THE GOLD CARD ONLY AS DIRECTED.  IF NO DIRECTION IS PROVIDED ON MANAGEMENT PROPOSALS 2, 3 AND 4, YOUR SHARES WILL BE VOTED "ABSTAIN" ON PROPOSALS 2, 3 AND 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Goldenwise Group's solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

THE GOLDENWISE PARTIES STRONGLY RECOMMEND THAT SHAREHOLDERS VOTE "FOR" MONA (XUAN) ZHANG AND "WITHHOLD" AS TO THE COMPANY NOMINEE ELLIOT HAN LISTED BELOW IN PROPOSAL 1.

IMPORTANTLY, IF YOU MARK MORE THAN ONE (1)  OF THE "FOR" BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

IF YOU HAVE PROVIDED NO DIRECTION WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES "FOR" MONA (XUAN) ZHANG.

FOR PROPOSALS OTHER THAN THE ELECTION OF DIRECTORS (PROPOSALS  2,  3 AND 4), YOUR SHARES WILL BE VOTED ON THE GOLD CARD ONLY AS DIRECTED.  IF NO DIRECTION IS PROVIDED ON MANAGEMENT PROPOSALS 2, 3 AND 4, YOUR SHARES WILL BE VOTED "ABSTAIN" ON PROPOSALS 2, 3 AND 4.

THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION ON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

1. To elect one director to hold office for a three-year term expiring at the Company's  2029 Annual Meeting of Stockholders or until his or her respective successor is elected or qualified.

THE GOLDENWISE GROUP RECOMMENDS THAT YOU VOTE "FOR" THIS NOMINEE.

(a) Mona (Xuan) Zhang  [  ] FOR  [  ] WITHHOLD

THE GOLDENWISE GROUP RECOMMENDS THAT YOU "WITHHOLD" AS TO THE COMPANY NOMINEE.

(a) Elliot Han [  ] FOR  [  ] WITHHOLD

THE GOLDENWISE GROUP MAKES NO RECOMMENDATION REGARDING THE FOLLOWING MANAGEMENT PROPOSALS.

2. MANAGEMENT PROPOSAL: To ratify the selection by the Audit Committee of the Board of CBIZ CPAs P.C. ("CBIZ") as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2026.

For [ ] Against [ ] Abstain [ ]
3. MANAGEMENT PROPOSAL: To consider a non-binding advisory vote to approve the compensation of the Company's named executive officers.	For [ ] Against [ ] Abstain [ ]
4. MANAGEMENT PROPOSAL: To consider the frequency of stockholders' non-binding advisory vote on compensation of the Company's named executive officers.	One Year [ ] Two Years [ ] Three Years [ ] Abstain [ ]

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.